EXHIBIT 2

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                               December 31, 2008

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY

www.tase.co.il                      www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

                 Subject of the Event: Refund of Excess Interest

Pursuant to the Arrangement Plan between the Bank and its shareholders that was approved by Court on November 24, 2008, the State of Israel paid to the Bank today, December 31, 2008, the sum of approximately NIS 857.5 million from the perpetual deposit of the Bank with the Ministry of Finance. From this amount, the sum of approximately NIS 304.5 million was transferred by the State to the Bank of Israel in order to pay the balance of the special line of credit granted to the Bank by the Bank of Israel while the remaining amount, in the sum of some NIS 553 million, was transferred to the Bank. The Bank thereby completed the payment of the special line of credit granted to the Bank by the Bank of Israel in 2002 in the original amount of NIS 2.2 billion.

The date and time when the Company was first made aware of the event or matter:

December 31, 2008 at 13:00 P.M.